Beijing Brussels Century City London Los Angeles Newport Beach New York Partners Nima Amini Denis Brock James Ford David J. Johnson, Jr. Gigi Woo Friven K. H. Yeoh	31st Floor, AIA Central 1 Connaught Road Central Hong Kong S.A.R. telephone (852) 3512-2300 facsimile (852) 2522-1760 www.omm.com	San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C. Registered Foreign Lawyers Partners of O’Melveny & Myers LLP Ronald Cheng* Andrew D. Hutton*

February 5, 2016 Via EDGAR David L. Orlic Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549	WRITER'S DIRECT DIAL +852 3512-2337 WRITER'S E-MAIL ADDRESS namini@omm.com

Re:	Homeinns Hotel Group Amendment No.1 to Schedule 13E-3 Filed January 21, 2016 File No. 005-82520

Dear Mr. Orlic:

On behalf of Homeinns Hotel Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Homeinns” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 25, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-82520 (the “Amendment No. 1 to Schedule 13E-3”) filed on January 21, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes against the Amendment No. 1 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via email.

*Admitted to practice in California.
O'Melveny & Myers partners are also partners of O'Melveny & Myers LLP.

February 5, 2016 - Page 2

We represent the Company. To the extent any response relates to information concerning BTG Hotels (Group) Co., Ltd., BTG Hotels Group (HONGKONG) Holdings Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd, Beijing Tourism Group Co., Ltd., Poly Victory Investments Limited, Ctrip Travel Information Technology (Shanghai) Co., Ltd., Neil Nanpeng Shen, Smart Master International Limited, David Jian Sun, Peace Unity Investments Limited, Jason Xiangxin Zong, James Jianzhang Liang, Wise Kingdom Group Limited or Credit Suisse Securities (USA) LLC (“Credit Suisse”), such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2 and the Revised Proxy Statement, which have been amended in response to the Staff’s comments.

* * * * *

General

1.	We note the response to prior comment 2. Please add Mr. Liang to the chart on page 61, or advise as to why you believe this is not necessary.

In response to the Staff’s comment, the chart on page 61 of the Proxy Statement has been revised to disclose the relationship between Mr. Liang and Wise Kingdom Group Limited.

2.	Given the complexity of relationships among the Company and the Buyer Group, please advise what consideration you gave to including a “before and after” chart for the transaction in the forepart of the document.

In response to the Staff’s comment, the Proxy Statement has been revised to include “before and after” charts showing the ownership structure of the Company prior to the Merger, immediately following the Merger and immediately following the Share Exchange (assuming that the proposed Share Exchange will be consummated following completion of the Merger). Please refer to the revised disclosure on pages 65 and 66 of the Revised Proxy Statement.

Background of the Merger, page 26

3.	We have reviewed the response to prior comment 8 and note that Item 1015(a) of Regulation M-A applies to all reports received by the Company and filing persons such as BTG Hotels and is expressly not limited to those that relate to the fairness of the consideration or transaction. Please file as exhibits to the schedule copies of both reports noted in the comment. We may have further comment upon review of the reports.

February 5, 2016 - Page 3

With respect to the “reorganization report” of BTG Hotels, we respectfully submit that the filing persons continue to believe that the document is not required to be filed by Item 1015(a) of Regulation M-A. First, the document is not a “report, opinion . .. . or appraisal from an outside party” (emphasis added) in that its author was BTG Hotels itself. The support it may have received from advisors in preparing the document is consistent with the ordinary course of document preparation under any normal circumstance. Second, we believe that the document should not properly be viewed as a report at all (despite the way its title translates from the Chinese language). The reorganization report was a disclosure document with the identical function of and content similar to a U.S. proxy statement. BTG Hotels prepared, filed with the Shanghai Stock Exchange and made publicly available this document to inform and assist its shareholders in forming their voting decision at BTG Hotels’ shareholder meeting with respect to the proposed transactions.

The Proxy Statement has been revised to reflect these circumstances. In addition, the Proxy Statement has been revised to clarify that the valuation report of Huatai Securities and CITIC Securities summarized in the final “reorganization report” filed with the Shanghai Stock Exchange is the same as the valuation report summarized under “—Valuation Report of the Financial Advisors for BTG Hotels” in the Revised Proxy Statement and filed as exhibit (c)-(3) to the Schedule 13E-3. Please refer to the revised disclosure on page 35 of the Revised Proxy Statement.

With respect to the memorandums delivered by Huatai Securities and CITIC Securities on July 28, 2015, the filing persons do not believe that these memorandums are reports, opinions or appraisals or materially related to the transaction. We have provided to you, on a supplemental basis, copies of the English translation of these memorandums for your review. Please let us know if you have any further questions or comments regarding the memorandums.

Certain Financial Projections, page 45

4.	We note your response to prior comment 13. Please quantify the changes to the previously estimated full year 2015 results of operations made on November 7, 2015.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

Selected Transactions Analysis, page 45

5.	We note the response to prior comment 17. Please provide further detail regarding how Credit Suisse determined to apply a multiple range of 7x to 12x to the Company’s Enterprise Value/LTM EBITDA as of September 30, 2015 and 25x to 35x to the Company’s Equity Value/LTM Net Income as of September 30, 2015.

In response to the Staff’s comment, the Proxy Statement is revised to include further detail regarding how Credit Suisse determined to apply the relevant multiples based on the selected transactions analysis. Please refer to page 54 of the Revised Proxy Statement.

Valuation Report of the Financial Advisors for BTG Hotels, page 55

February 5, 2016 - Page 4

6.	We note the response to prior comment 20. Please disclose the method of selection for Huatai Securities and CITIC Securities. That is, please describe how it was determined to evaluate these particular entities in the first instance, rather than disclosing the criteria by which they were ultimately evaluated. See Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose how BTG Hotels determined to evaluate Huatai Securities and CITIC Securities in considering potential financial advisors to be engaged as financial advisors in connection with the Merger. Please refer to the revised disclosure on page 56 of the Revised Proxy Statement.

General, page 56

7.	We note the response to prior comment 22. Please advise when the amount of compensation received or to be received by Huatai Securities and CITIC Securities as a result of the current engagement will be determined and disclosed to security holders.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the amount of compensation currently expected to be received by Huatai Securities and CITIC Securities and when the amount of compensation will be determined. Please refer to the revised disclosure on page 57 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, BTG Hotels (Group) Co., Ltd., BTG Hotels Group (HONGKONG) Holdings Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd, Beijing Tourism Group Co., Ltd., Poly Victory Investments Limited, Ctrip Travel Information Technology (Shanghai) Co., Ltd., Neil Nanpeng Shen, Smart Master International Limited, David Jian Sun, Peace Unity Investments Limited, Jason Xiangxin Zong, James Jianzhang Liang and Wise Kingdom Group Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 3512 2337.

Sincerely,

By: /s/ Nima Amini
Nima Amini
O’Melveny & Myers LLP

cc:	Cathy Xiangrong Li, Chief Financial Officer

(Homeinns Hotel Group)

Kathryn King Sudol, Esq.

(Simpson Thacher & Bartlett)

Z. Julie Gao, Esq.

Michael V. Gisser, Esq.

(Skadden, Arps, Slate, Meagher & Flom LLP)

February 5, 2016 - Page 5

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 25, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-82520 (the “Amendment No. 1”), filed on January 21, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

·	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Homeinns Hotel Group

By	/s/ Terry Yongmin Hu
Name:	Terry Yongmin Hu
Title:	Special Committee Member

BTG Hotels (Group) Co., Ltd.

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Chairman of Board of Directors

BTG Hotels Group (HONGKONG) Holdings Co., Limited

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

BTG Hotels Group (CAYMAN) Holding Co., Ltd

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

Beijing Tourism Group Co., Ltd.

By	/s/ Qiang Duan
Name:	Qiang Duan
Title:	Chairman of Board of Directors

Poly Victory Investments Limited

By	/s/ Yi Liu
Name:	Yi Liu
Title:	Director

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Authorized Person

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Master International Limited

By	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

David Jian Sun

/s/ David Jian Sun
David Jian Sun

Peace Unity Investments Limited

By	/s/ David Jian Sun
Name:	David Jian Sun
Title:	Director

Jason Xiangxin Zong

/s/ Jason Xiangxin Zong
Jason Xiangxin Zong

James Jianzhang Liang

/s/ James Jianzhang Liang
James Jianzhang Liang

Wise Kingdom Group Limited

By	/s/ Chung Lau
Name:	Chung Lau
Title:	Director